UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

On October 31, 2017, Sequans Communications S.A. issued a press release announcing its financial results for the third quarter ended Sept 30, 2017.  A copy of the press release is attached to this Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

Effective October 30, 2017, Sequans Communications S.A. amended the terms of the convertible notes issued April 14, 2015 and April 27, 2016 to extend by one year the maturities of the notes to April 14, 2018 and April 27, 2019, respectively. In addition, the conversion price of the notes issued April 27, 2016 was changed from $2.71 to $2.25. All other terms remain the same. Copies of the amendments are attached to this Form 6-K as Exhibits 99.2, 99.3 and 99.4. In addition, the Company agreed to grant Nokomis Capital Master Fund, LP (“Nokomis”) board observer rights, and the Company’s Board of Directors (“Board”) has agreed to recommend to shareholders that they elect, at the next annual shareholders’ meeting in June 2018, a representative of Nokomis to serve as a director of the Company. Finally, the Company entered into a standstill agreement with Nokomis whereby Nokomis has agreed that it will not purchase additional securities in the Company during the next year without the prior consent of the Board. Copies of the Board Observer Rights Letter and Standstill Agreement are attached to this Form 6-K as Exhibits 99.5 and 99.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: October 31, 2017	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated October 31, 2017